CTDC, CMZD and TSG Sign Agreement to Co-develop the Xiamen Bay Solar City

HONG KONG – December 2, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that the Company signed the Framework Agreement on Co-operation with China Merchants Zhangzhou Development Zone (“CMZD”) and Terra Solar Global Inc. (“TSG”), to co-develop the Xiamen Bay Solar City (“the Solar City), about 115 acres located in CMZD, on November 21, 2008. It is aimed at jump starting the green economy in CMZD.

The Agreement was signed by Mr. Li Alan, Chairman and CEO of CTDC, Mr. Wu Bin, Executive Vice Chairman of management council of CMZD and Mr. Jack C. Chu, CEO of TSG. The Agreement clearly states the strategic targets, cooperative ways, duties and coordination mechanism of the three parties. The three parties will work closely to make the Solar City a leading thin film PV industrial park with the SnO2 TCO base plate as the pioneering sector, which is to encompass the thin film technology R&D center, thin film modules or other PV products manufacturing plants, PV applications deployed buildings as well as PV products logistics center. The Solar City will absolutely help diminish CMZD’s carbon emissions and enable the Xiamen Bay to be green. Meanwhile, the leading clean and renewable energy technology is another engine to fuel its future growth and development.

Under the terms of the Agreement, the management council of CMZD will sort out the location of the Solar City and offer very favorable government policies and supporting facilities to CTDC, including land, tax, factory building, logistic service and R&D cooperation, etc. CTDC is committed to positively expanding the production capacity by adding minimum six SnO2 TCO production lines by the end of 2009. TSG also committed that they would provide cutting-edge thin film technologies and equipments to help CTDC optimize the SnO2 technology and explore more overseas market opportunities. In order to enhance the efficiency, the three parties will establish a working group to oversee and manage all day-to-day operations as to the Solar City project from signing, construction, operation to full production.

Commenting the cooperation, Li Alan, CEO of the Company, said: “We singed a MOU with TSG in October 2007 as well as a Letter of Intent with CMZD in June 2008. The signing of the Agreement marks our cooperation has entered into a new stage. We believe the strategic partnership will enable us to provide low-cost thin film PV products to the market and facilitate the widespread application of solar based technology in CMZD.”

“Going solar will not only help clean up our environment, it will create job opportunities and help grow this sector of our local economy,” commented by Mr. Wu Bin, Executive Vice Chairman of CMZD, “We think the Solar City project is of great importance to the development of CMZD. We will try our best to provide at large the necessary support to the project as well as help us become a national high-tech industrial park.”

“We are honored to co-develop the Solar City with CTDC and CMZD,” Added by Jack C. Chu, CEO of TSG, “With the extensive BIPV system delivery experience coupled with advanced thin-film technology over the last three decades, we are confident that our expertise will enable our strategic partners to grow in PV industry. With CTDC’s extensive operation experience and NASDAQ capital platform and CMZD’s strong local government support, we are all very well placed to be right partners to each other to co-develop the Solar City, which will ultimately benefit the Chinese people and Chinese economy.”

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.